FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 2011

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 1, 2011	By:	/s/ SHINJI IWAI
Shinji Iwai
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2011 (U.S. GAAP)

Date:	November 1, 2011
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2011		2010
	(Millions of yen, except per share data)
		% Change from September 30, 2010		% Change from September 30, 2009
Total revenue	804,857	26.9%	634,434	(11.8%)
Net revenue	631,954	18.0%	535,447	(10.5%)
Income (loss) before income taxes	(10,274)	—	28,068	(52.2%)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(28,321)	—	3,373	(91.4%)
Comprehensive income (loss)	(65,023)	—%	(27,731)	—%
Basic-Net income (loss) attributable to NHI shareholders per share	(7.81)		0.92
Diluted-Net income (loss) attributable to NHI shareholders per share	(7.81)		0.92
Return on shareholders’ equity (annualized)	(2.7%)		0.3%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At September 30	At March 31
	2011	2011
	(Millions of yen, except per share data)
Total assets	36,935,671	36,692,990
Total equity	2,314,373	2,091,636
Total NHI shareholders’ equity	2,037,558	2,082,754
Total NHI shareholders’ equity as a percentage of total assets	5.5%	5.7%
Total NHI shareholders’ equity per share (Yen)	556.52	578.40

2. Cash dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	—
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Nomura plans to forgo dividend distribution for Q3 of fiscal year 2012. Fiscal year 2012 Q4 dividend amount is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2012”.

3. Earnings forecasts for the year ending March 31, 2012

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others     For details, please refer to page 5 “2. Others of Summary Information” of the accompanying materials.

(1) Changes in significant subsidiaries during the period: Yes

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number of consolidation    Inclusion    1    (Nomura Real Estate Holdings, Inc.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes due to amendments to the accounting standards : None
b)	Changes due to other than a) : None

(4) Number of shares issued (common stock)

	At September 30	At March 31
	2011	2011
Number of shares outstanding (including treasury stock)	3,822,562,601	3,719,133,241
Number of treasury stock	161,338,406	118,246,309

	For the six months ended September 30
	2011	2010
Average number of shares outstanding (year-to-date)	3,627,116,186	3,651,306,836

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended September 30, 2011, an English translation of which Nomura plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others of Summary Information	P.5

(1) Changes in Significant Subsidiaries During the Period	P.5
(2) Adoption of the Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Policies	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Operations	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	632.0	535.4	18.0
Non-interest expenses	642.2	507.4	26.6

Income (loss) before income taxes	(10.3)	28.1	—
Income tax expense	15.9	23.1	(31.0)

Net income (loss)	(26.2)	5.0	—

Less: Net income (loss) attributable to noncontrolling interests	2.1	1.6	31.7

Net income (loss) attributable to NHI shareholders	(28.3)	3.4	—

Return on shareholders’ equity* (annualized)	(2.7%)	0.3%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 632.0 billion yen for the six months ended September 30, 2011, an increase of 18.0% from the same period in the prior year. Non-interest expenses increased by 26.6% from the same period in the prior year to 642.2 billion yen, Loss before income taxes was 10.3 billion yen and Net loss attributable to NHI shareholders was 28.3 billion yen for the six months ended September 30, 2011.

Segment Information

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	635.6	551.0	15.4
Non-interest expenses	642.2	507.4	26.6

Income (loss) before income taxes	(6.6)	43.6	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2011 was 635.6 billion yen, an increase of 15.4% from the same period in the prior year. Non-interest expenses increased by 26.6% from the same period in the prior year to 642.2 billion yen. Loss before income taxes was 6.6 billion yen for the six months ended September 30, 2011. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	178.2	198.7	(10.3)
Non-interest expenses	145.4	138.2	5.2

Income (loss) before income taxes	32.7	60.5	(45.9)

Net revenue decreased by 10.3% from the same period in the prior year to 178.2 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 5.2% to 145.4 billion yen. As a result, Income before income taxes decreased by 45.9% to 32.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	34.8	32.0	8.9
Non-interest expenses	22.6	23.8	(4.9)

Income (loss) before income taxes	12.2	8.2	48.9

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased by 8.9% from the same period in the prior year to 34.8 billion yen. Non-interest expenses decreased by 4.9% to 22.6 billion yen. As a result, Income before income taxes increased by 48.9% to 12.2 billion yen. Assets under management were 22.7 trillion yen at the end of September 2011.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	220.6	272.0	(18.9)
Non-interest expenses	308.5	305.5	1.0

Income (loss) before income taxes	(88.0)	(33.5)	—

Net revenue decreased by 18.9% from the same period in the prior year to 220.6 billion yen, due primarily to decreasing net gain on trading. Non-interest expenses increased by 1.0% to 308.5 billion yen. As a result, loss before income taxes was 88.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	202.1	48.3	318.1
Non-interest expenses	165.7	39.9	315.4

Income (loss) before income taxes	36.4	8.5	330.9

Net revenue was 202.1 billion yen. Income before income taxes was 36.4 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2011, were 36.9 trillion yen, an increase of 242.7 billion yen compared to March 31, 2011, reflecting primarily the increase in Office buildings, land, equipment and facilities. Total liabilities as of September 30, 2011 were 34.6 trillion yen, an increase of 19.9 billion yen compared to March 31, 2011, mainly due to the increase in Long-term borrowings. Total equity as of September 30, 2011 was 2.3 trillion yen, an increase of 222.7 billion yen compared to March 31, 2011.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others of Summary Information

(1)	Changes in Significant Subsidiaries During the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

(2)	Adoption of the Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted. These non-trading securities are included in Other assets – Non-trading debt securities and Other assets – Other in the quarterly consolidated balance sheets.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2011) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2011) for the year ended March 31, 2011.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	September 30, 2011	March 31, 2011	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	551,639	1,620,340	(1,068,701)
Time deposits	506,817	339,419	167,398
Deposits with stock exchanges and other segregated cash	224,559	190,694	33,865

Total cash and cash deposits	1,283,015	2,150,453	(867,438)

Loans and receivables:
Loans receivable	1,027,105	1,271,284	(244,179)
Receivables from customers	51,845	32,772	19,073
Receivables from other than customers	916,903	928,626	(11,723)
Allowance for doubtful accounts	(4,828)	(4,860)	32

Total loans and receivables	1,991,025	2,227,822	(236,797)

Collateralized agreements:
Securities purchased under agreements to resell	8,885,582	9,558,617	(673,035)
Securities borrowed	5,565,997	5,597,701	(31,704)

Total collateralized agreements	14,451,579	15,156,318	(704,739)

Trading assets and private equity investments:
Trading assets*	15,277,420	14,952,511	324,909
Private equity investments	260,290	289,420	(29,130)

Total trading assets and private equity investments	15,537,710	15,241,931	295,779

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥338,631 million at September 30, 2011 and ¥300,075 million at March 31, 2011)	1,054,780	392,036	662,744
Non-trading debt securities*	854,698	591,797	262,901
Investments in equity securities*	81,030	91,035	(10,005)
Investments in and advances to affiliated companies*	202,620	273,105	(70,485)
Other	1,479,214	568,493	910,721

Total other assets	3,672,342	1,916,466	1,755,876

Total assets	36,935,671	36,692,990	242,681

*	Including securities pledged as collateral

Millions of yen
September 30, 2011	March 31, 2011	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,196,630	1,167,077	29,553
Payables and deposits:
Payables to customers	788,930	880,429	(91,499)
Payables to other than customers	615,225	410,679	204,546
Deposits received at banks	932,220	812,500	119,720

Total payables and deposits	2,336,375	2,103,608	232,767

Collateralized financing:
Securities sold under agreements to repurchase	10,855,067	10,813,797	41,270
Securities loaned	1,767,817	1,710,191	57,626
Other secured borrowings	1,292,954	1,162,450	130,504

Total collateralized financing	13,915,838	13,686,438	229,400

Trading liabilities	7,446,965	8,688,998	(1,242,033)
Other liabilities	971,301	552,316	418,985
Long-term borrowings	8,754,189	8,402,917	351,272

Total liabilities	34,621,298	34,601,354	19,944

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares at September 30, 2011 and 3,719,133,241 shares at March 31, 2011
Outstanding	-	3,661,224,195 shares at September 30, 2011 and 3,600,886,932 shares at March 31, 2011	594,493	594,493	—
Additional paid-in capital	684,777	646,315	38,462
Retained earnings	1,026,367	1,069,334	(42,967)
Accumulated other comprehensive income (loss)	(166,884)	(129,696)	(37,188)

Total NHI shareholders’ equity before treasury stock	2,138,753	2,180,446	(41,693)
Common stock held in treasury, at cost -
161,338,406 shares at September 30, 2011 and
118,246,309 shares at March 31, 2011	(101,195)	(97,692)	(3,503)

Total NHI shareholders’ equity	2,037,558	2,082,754	(45,196)

Noncontrolling interests	276,815	8,882	267,933

Total equity	2,314,373	2,091,636	222,737

Total liabilities and equity	36,935,671	36,692,990	242,681

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Revenue:
Commissions	182,706	201,598	(9.4)
Fees from investment banking	27,589	45,258	(39.0)
Asset management and portfolio service fees	75,767	68,566	10.5
Net gain on trading	93,484	162,962	(42.6)
Gain (loss) on private equity investments	(8,265)	(1,909)	—
Interest and dividends	240,375	145,717	65.0
Gain (loss) on investments in equity securities	(3,141)	(16,028)	—
Other	196,342	28,270	594.5

Total revenue	804,857	634,434	26.9
Interest expense	172,903	98,987	74.7

Net revenue	631,954	535,447	18.0

Non-interest expenses:
Compensation and benefits	278,876	248,781	12.1
Commissions and floor brokerage	46,997	45,038	4.3
Information processing and communications	87,091	90,915	(4.2)
Occupancy and related depreciation	47,063	45,597	3.2
Business development expenses	21,668	13,939	55.4
Other	160,533	63,109	154.4

Total non-interest expenses	642,228	507,379	26.6

Income (loss) before income taxes	(10,274)	28,068	—
Income tax expense	15,947	23,100	(31.0)

Net income (loss)	(26,221)	4,968	—

Less: Net income attributable to noncontrolling interests	2,100	1,595	31.7

Net income (loss) attributable to NHI shareholders	(28,321)	3,373	—

	Yen		% Change
Per share of common stock:

Basic-
Net income (loss) attributable to NHI shareholders per share	(7.81)	0.92	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(7.81)	0.92	—

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net income (loss)	(26,221)	4,968	—
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(39,995)	(34,507)	—
Defined benefit pension plans:
Pension liability adjustment	890	3,069	(71.0)
Deferred income taxes	(361)	(1,261)	—

Total	529	1,808	(70.7)

Non-trading securities:
Unrealized gain on non-trading securities	1,039	—	—
Deferred income taxes	(375)	—	—

Total	664	—	—

Total other comprehensive income (loss)	(38,802)	(32,699)	—

Comprehensive income (loss)	(65,023)	(27,731)	—
Less: Comprehensive income attributable to noncontrolling interest in subsidiary	486	535	(9.2)

Comprehensive income (loss) attributable to NHI shareholders	(65,509)	(28,266)	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue

Business segment information:
Retail	178,169	198,712	(10.3)
Asset Management	34,794	31,959	8.9
Wholesale	220,566	272,014	(18.9)

Subtotal	433,529	502,685	(13.8)
Other	202,064	48,327	318.1

Net revenue	635,593	551,012	15.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	(15,565)	—

Net revenue	631,954	535,447	18.0

Non-interest expenses

Business segment information:
Retail	145,426	138,191	5.2
Asset Management	22,635	23,793	(4.9)
Wholesale	308,517	305,519	1.0

Subtotal	476,578	467,503	1.9
Other	165,650	39,876	315.4

Non-interest expenses	642,228	507,379	26.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	642,228	507,379	26.6

Income (loss) before income taxes

Business segment information:
Retail	32,743	60,521	(45.9)
Asset Management	12,159	8,166	48.9
Wholesale	(87,951)	(33,505)	—

Subtotal	(43,049)	35,182	—
Other*	36,414	8,451	330.9

Income (loss) before income taxes	(6,635)	43,633	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	(15,565)	—

Income (loss) before income taxes	(10,274)	28,068	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net gain (loss) related to economic hedging transactions	2,716	(791)	—
Realized gain (loss) on investments in equity securities held for operating purposes	498	(463)	—
Equity in earnings of affiliates	5,445	2,356	131.1
Corporate items	4,341	3,026	43.5
Others	23,414	4,323	441.6

Total	36,414	8,451	330.9

Note: Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2011
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	646,315
Issuance of common stock	30,356
Gain on sales of treasury stock	200
Issuance and exercise of common stock options	7,309
Purchase / sale (disposition) of subsidiary shares	597

Balance at end of period	684,777

Retained earnings
Balance at beginning of year	1,069,334
Net income (loss) attributable to NHI shareholders	(28,321)
Cash dividends	(14,646)

Balance at end of period	1,026,367

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)
Net change during the period	(38,218)

Balance at end of period	(135,644)

Defined benefit pension plans
Balance at beginning of year	(32,270)
Pension liability adjustment	529

Balance at end of period	(31,741)

Non-trading securities
Balance at beginning of year	—
Unrealized gain on non-trading securities	501

Balance at end of period	501

Balance at end of period	(166,884)

Common stock held in treasury
Balance at beginning of year	(97,692)
Repurchases of common stock	(8,942)
Sale of common stock	1
Common stock issued to employees	5,282
Other net change in treasury stock	156

Balance at end of period	(101,195)

Total NHI shareholders’ equity

Balance at end of period	2,037,558

Noncontrolling interests
Balance at beginning of year	8,882
Net change during the period	267,933

Balance at end of period	276,815

Total equity

Balance at end of period	2,314,373

4.	Supplementary Information

(1)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011 (A)	September 30, 2011 (B)
Revenue:
Commissions	118,078	83,520	100,041	103,824	96,780	85,926	(11.2)	405,463
Fees from investment banking	20,366	24,892	33,974	27,773	13,770	13,819	0.4	107,005
Asset management and portfolio service fees	34,854	33,712	37,119	38,254	39,055	36,712	(6.0)	143,939
Net gain on trading	59,969	102,993	104,878	68,663	67,500	25,984	(61.5)	336,503
Gain (loss) on private equity investments	(946)	(963)	(2,386)	23,587	(5,950)	(2,315)	—	19,292
Interest and dividends	75,757	69,960	106,880	93,506	133,087	107,288	(19.4)	346,103
Gain (loss) on investments in equity securities	(10,343)	(5,685)	2,106	(2,755)	(597)	(2,544)	—	(16,677)
Other	16,281	11,989	3,422	12,172	83,365	112,977	35.5	43,864

Total revenue	314,016	320,418	386,034	365,024	427,010	377,847	(11.5)	1,385,492
Interest expense	54,192	44,795	90,167	65,640	96,645	76,258	(21.1)	254,794

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	(8.7)	1,130,698

Non-interest expenses:
Compensation and benefits	122,087	126,694	143,131	127,081	136,307	142,569	4.6	518,993
Commissions and floor brokerage	23,681	21,357	24,013	23,037	24,058	22,939	(4.7)	92,088
Information processing and communications	44,253	46,662	44,209	47,794	43,547	43,544	(0.0)	182,918
Occupancy and related depreciation	22,511	23,086	20,507	21,739	20,692	26,371	27.4	87,843
Business development expenses	7,159	6,780	7,429	8,785	9,335	12,333	32.1	30,153
Other	33,663	29,446	28,804	33,535	62,068	98,465	58.6	125,448

Total non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	17.0	1,037,443

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	—	93,255
Income tax expense (benefit)	3,440	19,660	14,483	23,747	16,320	(373)	—	61,330

Net income (loss)	3,030	1,938	13,291	13,666	18,038	(44,259)	—	31,925

Less: Net income (loss) attributable to noncontrolling interests	708	887	(98)	1,767	267	1,833	586.5	3,264

Net income (loss) attributable to NHI shareholders	2,322	1,051	13,389	11,899	17,771	(46,092)	—	28,661

	Yen						% Change	Yen
Per share of common stock:

Basic-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.72	3.30	4.93	(12.64)	—	7.90

Diluted-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.70	3.28	4.90	(12.65)	—	7.86

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011 (A)	September 30, 2011 (B)
Net revenue

Business segment information:
Retail	110,959	87,753	97,482	96,239	94,189	83,980	(10.8)	392,433
Asset Management	15,768	16,191	17,278	17,298	18,843	15,951	(15.3)	66,535
Wholesale	108,609	163,405	172,174	186,348	141,246	79,320	(43.8)	630,536

Subtotal	235,336	267,349	286,934	299,885	254,278	179,251	(29.5)	1,089,504
Other	35,081	13,246	7,218	2,545	77,365	124,699	61.2	58,090

Net revenue	270,417	280,595	294,152	302,430	331,643	303,950	(8.4)	1,147,594

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	—	(16,896)

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	(8.7)	1,130,698

Non-interest expenses

Business segment information:
Retail	73,216	64,975	74,482	78,572	72,176	73,250	1.5	291,245
Asset Management	11,771	12,022	11,702	11,018	11,397	11,238	(1.4)	46,513
Wholesale	149,755	155,764	161,389	156,911	156,102	152,415	(2.4)	623,819

Subtotal	234,742	232,761	247,573	246,501	239,675	236,903	(1.2)	961,577
Other	18,612	21,264	20,520	15,470	56,332	109,318	94.1	75,866

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	17.0	1,037,443

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	17.0	1,037,443

Income (loss) before income taxes

Business segment information:
Retail	37,743	22,778	23,000	17,667	22,013	10,730	(51.3)	101,188
Asset Management	3,997	4,169	5,576	6,280	7,446	4,713	(36.7)	20,022
Wholesale	(41,146)	7,641	10,785	29,437	(14,856)	(73,095)	—	6,717

Subtotal	594	34,588	39,361	53,384	14,603	(57,652)	—	127,927
Other*	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(26.9)	(17,776)

Income (loss) before income taxes	17,063	26,570	26,059	40,459	35,636	(42,271)	—	110,151

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	—	(16,896)

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	—	93,255

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011 (A)	September 30, 2011 (B)
Net gain (loss) related to economic hedging transactions	5,228	(6,019)	5,168	(2,087)	(1,505)	4,221	—	2,290
Realized gain (loss) on investments in equity securities held for operating purposes	250	(713)	391	291	681	(183)	—	219
Equity in earnings of affiliates	363	1,993	1,380	5,260	3,475	1,970	(43.3)	8,996
Corporate items	(2,486)	5,512	(15,668)	(20,685)	12,783	(8,442)	—	(33,327)
Others	13,114	(8,791)	(4,573)	4,296	5,599	17,815	218.2	4,046

Total	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(26.9)	(17,776)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc.

Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	September 30, 2011	March 31, 2011	Increase/ (Decrease)
Assets
Current Assets	2,890,194	2,891,397	(1,203)
Fixed Assets	2,560,410	2,387,184	173,225

Total Assets	5,450,603	5,278,581	172,022

Liabilities
Current Liabilities	981,210	831,833	149,377
Long-term Liabilities	2,660,095	2,681,854	(21,759)

Total Liabilities	3,641,305	3,513,687	127,618

Net Assets
Shareholders’ equity	1,687,810	1,681,019	6,791
Valuation and translation adjustments	82,472	52,339	30,133
Subscription rights to shares	39,016	31,536	7,480

Total Net Assets	1,809,298	1,764,894	44,404

Total Liabilities and Net Assets	5,450,603	5,278,581	172,022

Nomura Holdings, Inc.

Unconsolidated Statements of Operations

(UNAUDITED)

	Millions of yen
	For the six months ended		% Change
	September 30, 2011 (A)	September 30, 2010 (B)	(A-B)/(B)
Operating revenue	115,335	107,550	7.2
Operating expenses	106,386	104,223	2.1

Operating income	8,949	3,327	169.0

Non-operating income	1,920	6,067	(68.4)
Non-operating expenses	2,294	1,003	128.7

Ordinary income	8,575	8,391	2.2

Special profits	7,760	491	—
Special losses	24,892	2,261	—

Income (loss) before income taxes	(8,557)	6,620	—

Income taxes - current	2,194	480	356.7
Income taxes - deferred	486	(2,052)	—

Net income (loss)	(11,237)	8,192	—

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2012_2q.pdf